HART & TRINEN, LLP
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203
William T. Hart, P.C.              ________            Email: harttrinen@aol.com
Donald T. Trinen                                      Facsimile:  (303) 839-5414
                                  (303) 839-0061
--

Will Hart
                                November 5, 2012

Brandon Hill - (703) 813-6986
Division of Corporation Finance
Securities and Exchange Commissions
100 F Street Northeast
Washington D.C.  20549

      Re:   EFL Overseas, Inc.

      This office represents EFL Overseas, Inc. (the "Company"). Amendment No. 1 to the Company's proxy statement has been filed with the Commission. This letter provides the Company's responses to the comments received from the staff by letter dated August 22, 2012. The paragraph numbers in this letter correspond with the numbered paragraphs in the staff's comment letter. The number under the "page number" column indicates the page number in the amended proxy statement where the response to the comment can be found.

                                                                     Page Number

1.   As  explained in the  Company's  8-K report filed on October
     22, 2012,  the Company has completed its  acquisition of oil and gas properties  from a group of entities  referred to as
     "Nahanni". No preferred stock, or any securities convertible into the Company's  preferred stock, were used in connection with the acquisition.  The proxy statement has been modified to disclose  that the Company does not have any  intentions, plans or  arrangements  with  respect to the issuance of any
     additional shares of its preferred stock.                           7

2. Comment complied with.                                                6

3. See response to Comment #1.

4. The Company believes that the acquisition of the oil and gas properties from Nahanni will meet the significant subsidiary test and the appropriate financial statements will be filed in due course.

5. Comment complied with.                                                7

                                            Very Truly Yours,

                                            HART & TRINEN, L.L.P.

                                            By /s/ William T. Hart

                                               William T.  Hart
WTH:tg